NEWS RELEASE

EMX Receives Initial Royalty Payment from Zijin

Vancouver, British Columbia, September 12, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the receipt of $6,675,947 in royalty proceeds from its Timok royalty property with Zijin (Europe) International Mining Company Ltd., a wholly owned subsidiary of Zijin Mining Group Ltd ("Zijin"). EMX and Zijin recently agreed to an amended and restated royalty agreement that covers Zijin's Brestovac exploration permit area (including the active Cukaru Peki copper and gold mine), as well as portions of Zijin's Jasikovo-Durlan Potok exploration license (see EMX News Release dated September 5, 2023). EMX now owns a 0.3625% Net Smelter Return ("NSR") royalty that is uncapped and cannot be repurchased or reduced.

The approximately $6.68 million royalty payment consisted of $1.59 million from July-December, 2021, payments of $3.20 million from the calendar year 2022, and $1.89 million for the period of January-June, 2023.

Various news media reports recently highlighted Zijin's planned expansion of the Cukaru Peki operation. As reported by Bloomberg News on August 28, 2023, Branko Rakocevic, Assistant General Manager at Serbia Zijin Mining d.o.o. Bor, commented: "These are vast reserves, which require additional infrastructure, additional investment of around $3.5 to $3.8 billion". This would represent a substantial further investment in the Cukaru Peki project. Zijin is currently producing copper and gold from the Upper Zone deposit at Cukaru Peki, while concurrently developing the Lower Zone porphyry copper and gold deposit.

The Cukaru Peki deposits and operations are summarized in Zijin's annual reports and in various Zijin disclosures. An NI-43-101 technical report for the Timok royalty was filed by EMX on SEDAR on March 31, 2022.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXRoyalty.com

Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2023 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXRoyalty.com